HYDROPHI TECHNOLOGIES GROUP, INC.

3404 Oakcliff Road

Suite C6

Doraville, GA 30340

(t) 404-974-9910

July 22, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Hydrophi Technologies Group, Inc.

Registration Statement on Form S-1

File No. 333-195686

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1, as amended (File No. 333-195686), of  Hydrophi Technologies Group, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of said Registration Statement to 9:30 a.m. on July 25, 2014, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

Hydrophi Technologies Group, Inc.

By: /S/ Roger Slotkin

      Name: Roger Slotkin

Title: President and CEO